INTERIM FINANCIAL STATEMENTS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	LEVEL 3, 40 JOHNSTON ST
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 495 0888

ISSUER FACSIMILE NUMBER:	(644) 495 0889

CONTACT NAME AND POSITION:	THOMPSON JEWELL, CEO

CONTACT TELEPHONE NUMBER:	(644) 495 0880

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	September 30, 2007

DATE OF REPORT:	November 9, 2007

CERTIFICATE

THE COMPANY’S AUDITORS HAVE NOT REVIEWED OR BEEN INVOLVED IN THE PREPARATION OF THESE FINANCIAL STATEMENTS. THIS DISCLOSURE HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“D Newman”	David Newman	November 9, 2007
DIRECTOR	FULL NAME	DATE SIGNED

“T Jewell”	Thompson Jewell	November 9, 2007
DIRECTOR	FULL NAME	DATE SIGNED

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars) (Unaudited – Prepared by Management)

		September 30, 2007	December 31, 2006
As at:		$	$
Assets
Current
Cash and cash equivalents		4,966,091	7,144,943
Restricted cash		3,000,000	3,000,000
Accounts receivable	Note 4	3,144,172	1,418,071
Financial instruments		121,125	210,416
Inventory		832,748	475,280
Prepaid expenses and deposits		340,048	500,572
		12,404,184	12,749,282
Non-current
Investments		118,657	136,528
Held for sale asset	Note 5	—	235,353
Property and equipment	Note 5	31,216,629	20,853,539
Goodwill		2,018,969	2,018,969
Total Assets		45,758,439	35,993,671
Liabilities
Current
Accounts payable and accrued liabilities		2,044,813	3,839,736
Financial instruments		1,966,360	75,781
Current portion of long term debt	Note 8	7,916,944	6,266,944
Prepaid gas revenue		1,126,324	1,047,108
		13,054,441	11,229,569
Non-current
Financial instruments		1,413,436	590,320
Deferred taxation provision		2,018,969	2,018,969
Prepaid gas revenue		2,506,870	2,330,660
Asset retirement obligations		1,221,941	1,065,559
Long term debt	Note 8	18,483,550	6,662,834
Total Liabilities		38,699,207	23,897,911
Stockholders’ Equity
Common stock without par value;	Note 9
unlimited number of shares authorized; Issued and outstanding 30,564,287 shares		54,233,339	50,045,527
Contributed surplus		1,443,286	1,545,218
Share purchase warrants reserve		1,540,762	1,540,762
Accumulated other comprehensive income		35,046	52,916
Accumulated deficit		(50,193,201)	(41,088,663)
Total Stockholders’ Equity		7,059,232	12,095,760
Total Liabilities and Stockholders’ Equity		45,758,439	35,993,671

Related Party Transactions (Note 6); Commitments and Contingencies (Note 7)

Subsequent Events (Note 13)

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management as at September 30, 2007)

	Three Months Ended September 30 2007 $	Three Months Ended September 30 2006 (1) $	Nine Months Ended September 30 2007 $	Nine Months Ended September 30 2006 (1) $
Production Income
Oil and gas sales	2,172,862	356,645	4,875,400	379,183
Royalties	(34,479)	(16,328)	(163,849)	(17,457)

Net Revenue	2,138,383	340,317	4,711,551	361,726

Expenses
General and administrative expense	(1,695,535)	(849,291)	(4,332,499)	(3,369,661)
Debt financing expense	(283,303)	—	(834,858)	—
Foreign exchange (loss)/gain	(553,356)	795,889	(489,267)	182,314
Derivative (loss)/gain	(1,077,193)	—	(2,803,967)	—
Production costs	(958,858)	(28,637)	(2,157,100)	(50,828)
Depletion	(1,061,005)	(124,273)	(1,866,830)	(124,273)
Amortization	(26,148)	(28,620)	(80,429)	(72,106)
Interest expense	(411,476)	—	(1,079,697)	(184)
Oil and gas exploration expenditure	(135,983)	(12,357)	(1,452,438)	(12,357)

Total Expenses	(6,202,857)	(247,289)	(15,097,085)	(3,447,095)

Net loss for the period before other income	(4,064,474)	93,028	(10,385,534)	(3,085,369)

Other Income
Interest income	62,181	85,280	199,581	350,139
Joint venture recoveries	365,398	168,520	1,081,415	769,494

Net loss for the period	(3,636,895)	346,828	(9,104,538)	(1,965,736)

Deficit, beginning of period	(46,556,306)	(22,163,242)	(41,088,663)	(19,850,678)

Deficit, end of period	(50,193,201)	(21,816,414)	(50,193,201)	(21,816,414)

Basic loss per share Note 10	($0.12)	$0.02	($0.31)	($0.09)

Diluted loss per share Note 10	($0.12)	$0.02	($0.31)	($0.09)

(1)  see Note 12

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Statements of Changes in Stockholders’ Equity
(Expressed in United States Dollars)
(Unaudited – Prepared by Management, as at September 30, 2007)

	Common Stock
	Shares	Amount $	Contributed Surplus $	Share Purchase Warrants Reserve $	Accumulated Other Comprenhensive Income $	Accumulated Deficit $	Total Stockholders Equity $
Balance at 31 December 2006	27,764,287	50,045,527	1,545,218	1,540,762	52,916	(41,088,663)	12,095,760
Issuance of common shares for cash	2,500,000	3,250,000					3,250,000
Less deferred offering costs		(105,338)					(105,338)
Preferred Shares - equity element		463,697					463,697
Exercise of share purchase Options	300,000	579,453	(219,453)				360,000
Cancellation of Options			(54,000)				(54,000)
Stock Option compensation			171,521				171,521
Accumulated other comprehensive income					(17,870)		(17,870)
Net loss for the year						(9,104,538)	(9,104,538)
Balance at 30 September 2007	30,564,287	54,233,339	1,443,286	1,540,762	35,046	(50,193,201)	7,059,232

AUSTRAL PACIFIC ENERGY LTD.

Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management as at September 30, 2007)

	Three Months Ended 30 September 2007 $	Three Months Ended 30 September 2006 (1) $	Nine Months Ended 30 September 2007 $	Nine Months Ended 30 September 2006 (1) $
Operating Activities
Net loss for the period	(3,636,895)	346,828	(9,104,538)	(1,965,736)
Adjustments to reconcile net loss to cash provided by operating activities:
Depletion	1,061,005	124,273	1,866,830	124,273
Amortization	26,148	29,546	80,429	70,625
Net derivative loss/(gain)	1,077,193	—	2,803,967	—
Stock compensation	223,056	141,141	171,521	952,550
Amortisation of Warrants	210,982	—	621,009	—
Amortisation of Loan Expenses	70,764	—	212,292	—
Net unrealised foreign exchange (gain)/loss	553,356	156,844	489,267	(76,098)
Change in non-cash working capital	(5,539,269)	(1,210,446)	575,385	(1,469,852)
	(5,953,661)	(411,814)	(2,283,838)	(2,364,238)

Financing Activities
Share issues	664,359	—	3,914,359	97,918
Proceeds from debt	9,375,415	—	12,637,415	—
	10,039,774	—	16,551,774	97,918

Investing Activities
Purchase of property and equipment	8,370	(480,245)	(201,559)	(1,212,224)
Oil and gas properties	(2,288,104)	(1,396,149)	(11,873,437)	(6,266,123)
Change in non-cash working capital	2,176,480	(666,792)	(4,124,828)	336,648
	(103,255)	(2,543,186)	(16,199,825)	(7,141,699)
Net (decrease)/increase in cash during the period	3,982,858	(2,955,000)	(1,931,889)	(9,408,020)
Effect of exchange rate fluctuations on cash and short-term deposits	59,772	(51,167)	(246,963)	24,825
Cash and cash equivalents, beginning of period	3,923,461	8,962,878	10,144,943	15,339,906
Cash and cash equivalents, end of period (2)	7,966,091	5,956,711	7,966,091	5,956,711

Supplemental Cash Flow Information
Interest paid	(726,062)	69	(1,079,697)	184

(1)  see Note 12

(2)  This includes restricted cash of $3,000,000

AUSTRAL PACIFIC ENERGY LTD.

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

September 30, 2007

NOTE 1 - NATURE OF OPERATIONS

At September 30, 2007 the Company was incorporated in British Columbia, Canada under the Business Corporations Act (British Columbia).

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company is primarily engaged in the acquisition, exploration, appraisal and development of oil and gas properties in New Zealand and Papua New Guinea.

NOTE 2 - ABILITY TO CONTINUE AS A GOING CONCERN

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As at September 30, 2007, the Company had a net loss of $9,104,538 (2006: $1,965,726) and accumulated deficit of $50,193,201 (2006: $21,816,414). The Company’s cash balances and working capital are not sufficient to fund all of its obligations with respect to its ongoing work program requirements related to the exploration permits (Note 7). The Company is planning to meet its future expenditures and obligations through the development of proven reserves, raising funds through public offerings, private placements, debt financing or by farm-outs. In September 2007 permanent production facilities for the Cheal field were commissioned. The revenue generated from this will be used to further meet the Company’s future expenditure and obligations. It is not possible to predict whether these efforts will be successful or whether the Company will attain profitable levels of operation.

NOTE 3 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The unaudited consolidated interim financial statements of the Company reflect, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as at September 30, 2007 and December 31, 2006 and the Company’s consolidated interim results of operations and cash flows for the nine month period ended September 30, 2007 and 2006. The consolidated interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions of the British Columbia Securities Commission National Instrument 51-102 as they relate to interim financial statements. The Company’s interim financial statements do not include all disclosures required for annual financial statements prepared in accordance with Canadian generally accepted accounting principles. Therefore, the Company’s interim financial statements should be read in conjunction with the Company’s annual audited financial statements dated December 31, 2006. The results of the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the full year.

AUSTRAL PACIFIC ENERGY LTD.

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

September 30, 2007

NOTE 4 - ACCOUNTS RECEIVABLE

Trade accounts receivable comprises the following categories:

	2007	2006
Trade receivables	2,851,351	755,909
Joint venture receivables	292,821	662,162
	3,144,172	1,418,071

NOTE 5 - PROPERTY AND EQUIPMENT

	Net Book Value 31 December 2006 $	Additions/Transfers During the Year $	Amortization/Depletion and Write Downs During the Year $	Net Book Value 30 September 2007 $
Plant and equipment
Furniture and office equipment	273,924	73,164	(63,178)	283,910
Share of joint venture assets (1)	419,431	363,748	(17,252)	765,928
	693,355	436,912	(80,429)	1,049,838

Oil and gas properties
Proved:
New Zealand	20,160,184	11,873,438	(1,866,830)	30,166,792
Total Proved	20,160,184	11,873,438	(1,866,830)	30,166,792

Total property and equipment	20,853,539	12,310,350	(1,947,259)	31,216,629

(1) Included in the additions of $363,748 is the rig in PNG that was previously held for sale valued at $235,353. The Company intends to use the rig for future drilling.

NOTE 6 - RELATED PARTY TRANSACTIONS

Directors received total remuneration of $113,081 during the nine months to September 30, 2007 (September 30, 2006: $82,625).

The Company paid a company which employed a former Director $nil during the nine months to September 30, 2007 (September 30, 2006: $1,500) for financial services.

The Company paid a former CEO (and Director) $nil during the nine months to September 30, 2007 (September 30, 2006: $95,695) for consultancy services, and $54,000 during the nine months to September 30, 2007 (September 30, 2006: $nil) for the cancellation of options granted under the consultancy agreement which was terminated.

The Company incurred costs of $3,000 (September 30, 2006: $2,073) on behalf of a Director providing consultancy services to the Company

The above-noted transactions were in the normal course of operations.

AUSTRAL PACIFIC ENERGY LTD.

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

September 30, 2007

NOTE 7 - COMMITMENTS AND CONTINGENCIES

a)	Work Commitments

The Company participates in oil and gas exploration and development operations jointly with independent third parties and is committed to completing certain work programs. The Company’s management estimates that the commitments under various agreements are $5.7 million over the next 12 months of which $3.8 million relates to the Cheal oil field.

b)	Political Risks

Papua New Guinea is subject to political uncertainty and instability and the Company faces a number of risks and uncertainties, which may adversely impact on its ability to pursue its exploration and development activities in that country.

c)	Environmental Laws and Regulations

The Company is not aware of any events of non-compliance in its operations with any environmental laws or regulations or of any potentially material contingencies related to environmental issues. However, the Company cannot predict whether any new or amended environmental laws or regulations introduced in the future will have a material adverse effect on the future business of the Company.

d)	Loan Facility

In December 2006, Austral Pacific Energy (NZ) Limited, a wholly owned subsidiary, entered into a project loan facility for $23 million with Investec Bank (Australia) Ltd and the first drawdown of $15.738 million was made on December 22, 2006. Further draw downs were made of $3.262 million in May 2007 and $2.3 million in September 2007. The first repayment of $2.3 million was made in September 2007. Interest on the facility is variable based upon the London Interbank Offered Rate (‘LIBOR’) plus a margin dependent upon the tranche of the loan. Included in the amount drawn down is $3 million which is required to be held in a restricted bank account as part of the security arrangements supporting the facility. The remaining $1.7 million of the facility can be drawn down upon the satisfaction of certain contractual conditions.

AUSTRAL PACIFIC ENERGY LTD.

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

September 30, 2007

NOTE 8 – LONG TERM DEBT

A summary of the accounting treatment of the debt raising is as follows:

	Current	Non-Current	Total
Loan
Loan drawn down at December 31, 2006	6,550,000	9,188,000	15,738,000
Further draw down 2007		5,562,000	5,562,000
Loan Repayment	(2,300,000)		(2,300,000)
Transfer to Current	3,950,000	(3,950,000)
Balance of loan 30 September 2007	8,200,000	10,800,000	19,000,000

Fair Value of warrants 31 December 2006		(1,676,000)	(1,676,000)
Capatilised Debt Financing Costs		621,009	621,009
Warrants as at 30 September 2007		(1,054,991)	(1,054,991)

Loan Expenses 31 December 2006	(283,056)	(849,166)	(1,132,222)
Capatilised Debt Financing Costs	0	212,292	212,292
Loan Expenses	(283,056)	(636,874)	(919,930)
Balance at 30 September 2007	7,916,944	9,108,135	17,025,079

Preferred Shares
Preferred Shares issued September 20, 2007		9,536,303	9,536,303
Preferred Shares Expenses		(160,888)	(160,888)
		9,375,415	9,375,415
TOTAL DEBT	7,916,944	18,483,550	26,400,494)

NOTE 9 - COMMON STOCK

a)	Authorized and Issued Share Capital

The authorized share capital of the Company is an unlimited number of shares of common stock without par value.

	Number of shares	$
Balance at December 31, 2006	27,764,287	50,045,527

Issued during the nine months to September 30, 2007	2,800,000	4,187,812

Balance at September 30, 2007	30,564,287	54,233,339

During the nine months ended September 30, 2007, the Company issued 300,000 common shares for cash proceeds of $360,000 as a result of the exercise of share options. The Company also issued a private placement for 2,500,000 common shares for cash proceeds of $3,010,000.

AUSTRAL PACIFIC ENERGY LTD.

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

September 30, 2007

b)	Incentive Stock Options

The Company has established a stock option plan for the granting of options to employees and service providers. The plan was originally approved by shareholders on May 2, 2006 at the annual general meeting of the shareholders, and accepted by the TSX-V, and confirmed unchanged, by the shareholders on August 22, 2007 and approved by the TSX-V. The plan provides for the Board to issue non-assignable, non-transferable options, with a term of up to 5 years, terminating within 90 days after the optionee ceases to be associated with the Company (except in relation to optionees performing investor relations activities, whose options terminate within 30 days after ceasing to be associated), at an exercise price not less than the TSX-V specified Discounted Market Price, such options vesting over 18 months.

The following stock options were outstanding at September 30, 2007:

Number of Shares	Type of Option	Date Fully Vested	Number Vested	Exercise Price per Share	Expiry Date
30,000	Vesting	15 April 2004	30,000	1.25	15 October 2007
12,500	vesting	15 October 2004	12,500	1.25	15 October 2008
200,000	vesting	1 December 2008	66,668	1.90	1 December 2010
40,000	vesting	1 January 2007	40,000	1.80	1 January 2011
40,000	vesting	1 January 2008		2.00	1 January 2011
40,000	vesting	1 January 2009		2.50	1 January 2011
10,000	vesting	2 February 2009	3,334	1.90	2 February 2011
400,000	vesting	1 November 2008		1.14	1 May 2012
50,000	vesting	1 December 2008		1.06	1 June 2012
150,000	vesting	11 December 2008		1.02	11 June 2012
100,000	vesting	2 July 2009		1.30	2 July 2012
100,000	vesting	6 August 2009		1.42	6 August 2012
60,000	vesting	14 March 2009		1.23	14 September 2012
545,000	vesting	14 March 2009		1.20	14 September 2012
160,000	vesting	14 September 2009		1.20	14 September 2012
1,937,500			152,502

The weighted average exercise price for all options outstanding at September 30, 2007 is $1.32 (September 30, 2006: $1.65). The weighted average exercise price for options fully vested at September 30, 2007 is $1.69 (September 30, 2006: $1.20).

The net stock option compensation cost of $171,521 recognized as an expense for the nine months to September 30, 2007 was represented by $371,938 employee option compensation offset by the write back of $200,417 of unvested options cancelled due to staff resignations (September 30, 2006 $403,918). The fair value of each stock option grant on the date of grant is estimated using the Black-Scholes option-pricing model, amortized over the vesting period.

AUSTRAL PACIFIC ENERGY LTD.

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

September 30, 2007

c)	Share Purchase Warrants

The Company had 2.5 million share purchase warrants outstanding at September 30, 2007 (September 30, 2006: 2.0 million).

d)	Preferred Share

On September 20, 2007 the Company completed a private placement of 7,692,308 preferred shares at a price of $1.30 per share, for total financing proceeds of $10 million. The preferred shares pay an annual cumulative dividend of 8%. At any time up to September 20, 2010 the holders have the right to convert each of their shares into one fully paid Common share. After this date the shares may be redeemed for cash at the request of the holder or the Company. A liability component, $9,536,303 representing the present value of the principal and interest obligations attaching to the preferred shares, is disclosed in Note 8. The difference between the face value and the initial liability component, $463,697 is presented as a component of Share Capital.

NOTE 10 - EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations for the nine month periods ended September 30 2007 and 2006:

	Nine Months Ended September 30 2007 $	Nine Months Ended September 30 2006 (1) $
Numerator: net loss for the period	(9,104,538)	(1,965,736)

a) Basic Denominator:
Weighted-average number of shares	29,313,738	22,730,928
Basic loss per share	(0.31)	(0.09)

b) Diluted Denominator:
Weighted-average number of shares	29,313,738	22,730,928
Basic loss per share	(0.31)	(0.09)

(1)	see Note 12

Stock options and share purchase warrants outstanding were not included in the computation of the diluted loss per share as the inclusion of such securities would be antidilutive.

AUSTRAL PACIFIC ENERGY LTD.

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

September 30, 2007

NOTE 11 - SEGMENT INFORMATION

For Nine Months to September 30, 2007

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	—	4,711,551	—	—	4,711,551
Interest	—	198,727	—	855	199,581
Total Revenue	—	4,910,278	—	855	4,911,133
Profit/(Loss)	(1,258,668)	(7,641,604)	—	(204,266)	(9,104,538)
Total assets as at September 30, 2007	6,857	45,155,084	—	596,499	45,758,439

For nine months to September 30, 2006

	Canada	New Zealand	Australia	PNG	Total Company
Revenue from:
Production	—	379,183	—	—	379,183
Interest	982	349,157	—	—	350,139
Total Revenue	982	728,340	—	—	729,322
(Loss)	(961,905)	(236,021)	(231,600)	12,423	(1,417,103)
Total assets as at September 30, 2006	973	21,156,645	—	5,518,219	26,675,837

NOTE 12 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation. The 2006 figures have been restated for the adoption of successful efforts as at December 2006.

NOTE 13 - SUBSEQUENT EVENTS

As part of the costs of the preferred share placement 150,000 warrants are to be issued to the broker, Morgan Keegan, with a strike price of $1.30. This is subject to regulatory approval.

On September 27, 2007 an agreement to acquire the shares of International Resource Management Limited, a small, privately held, New Zealand oil and gas exploration and production company, became unconditional. The Company has agreed to pay partly in cash NZ$4m (US$3m), due by January 25, 2008 and partly in shares by issuing upon closing 1,851,855 of the company’s shares at a deemed price of $1.21 (equivalent to a payment of NZ$3m (US$2.25m)). Settlement is targeted for November, 2007. The agreement is subject to regulatory approval.

Apart from the events as described above, no other events occurred subsequent to September 30, 2007 which would have a material effect on these statements.